UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras clarifies on agreement for the gas market

Rio de Janeiro, November 5, 2019 – Petróleo Brasileiro S.A. – Petrobras clarifies that it has been fully complying with the schedule of commitments made in the agreement signed with the Administrative Council for Economic Defense (CADE) on July 8, 2019.

It is worth mentioning the pre-established commitments in the agreement and that have been fulfilled by Petrobras:

• Removal of transport exclusivity – fulfilled in July 2019;

• External agent qualification to monitor the agreement – fulfilled in August 2019;

• Indication of volumes to free up transportation capacity to third parties – fulfilled in September 2019.

Regarding the Public Call to offer gas transportation capacity in the Bolivia-Brazil gas pipeline (Gasbol), which was suspended on October 31 by the National Agency of Petroleum, Natural Gas and Biofuels (ANP), Petrobras clarifies that it has fulfilled its commitments on natural gas purchase and sale with customers and suppliers, as well as its own consumption of its assets, seeking to ensure the reliability of gas deliveries to the market. It is important to highlight that the Public Call regulation establishes the possibility of apportioning the volumes requested by agents in case of unavailable capacity to meet all demands stated.

Petrobras reaffirms the purpose of the agreement to preserve and protect competitive conditions, aiming at the opening of the Brazilian natural gas market, encouraging new agents to enter in this market.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 05, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer